UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Wyndham International

Employee Savings & Retirement Plan

1950 Stemmons Fwy., Suite 6001

Dallas, TX 75207

(Address of principal executive office)

Wyndham International, Inc.

(Name of Issuer of the Securities held pursuant to the Plan)

Delaware	1-09320	94-2878485
(State of incorporation)	(Commission file number)	(IRS employer identification number)

1950 Stemmons Fwy., Suite 6001

Dallas, TX 75207

(214) 863-1000

REQUIRED INFORMATION

The Wyndham International Employee Savings and Retirement Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”)

Item 4. In lieu of the requirements of Items 1, 2, and 3 of Form 11-K, the following financial statements and schedules of the Plan (which have been prepared in accordance with the financial reporting requirements of ERISA), notes thereto, and Reports of Independent Registered Public Accounting Firms thereon are being filed as Exhibit 99.1 to this Form 11-K:

(a)	Reports of Independent Registered Public Accounting Firms.

(b)	Statements of Net Assets Available for Benefits for December 31, 2004 and 2003.

(c)	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004 and 2003.

(d)	Notes to Financial Statements.

(e)	Schedule H: Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2004.

(f)	Schedule H: Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2004.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Date: June 28, 2005	Wyndham International Employee Savings & Retirement Plan

	By:	/s/ Dixie Sweeney
Plan Administrator

EXHIBITS

Exhibit	Description

23.1	Consent of Whitley Penn

23.2	Consent of PricewaterhouseCoopers LLP

99.1	Annual Financial Statements of the Wyndham International Employee Savings & Retirement Plan as of December 31, 2004 and 2003 and for the years then ended with Reports of Independent Registered Public Accounting Firms